Form 40-F
period 2017-12-31
Cronos Group Inc.
filed 2018-04-30
CIK 1656472

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2017

Commission File Number 001-38403

CRONOS GROUP INC.

(Exact name of registrant as specified in its charter)

Ontario, Canada	2833	N/A
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

720 King Street W., Suite 320

Toronto, Ontario

M5V 2T3

(Address and telephone number of registrant’s principal executive offices)

CT Corporation

111 Eighth Avenue

New York, New York 10011

(212) 590-9070

(Name, address (including zip code) and telephone number (including area code)

of agent for service in the United States)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Shares, no par value	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 149,360,603

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

☐  Yes            ☒  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒  Yes            ☐  No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

FORWARD LOOKING STATEMENTS

This Annual Report on Form 40-F, including the exhibits hereto (collectively, the “Annual Report”), contains certain information that may constitute forward-looking information and forward-looking statements (collectively, “Forward-Looking Statements”) within the meaning of applicable securities laws. The Forward-Looking Statements in this Annual Report are based upon the Registrant’s current internal expectations, estimates, projections, assumptions and beliefs. Such statements can be identified by the use of forward-looking terminology such as “expect,” “likely”, “may,” “will,” “should,” “intend,” or “anticipate”, “potential”, “proposed”, “estimate” and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may” or “will” happen, or by discussions of strategy. Forward-Looking Statements include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance, or other statements that are not statements of fact. Forward-Looking Statements in this Annual Report include, but are not limited to, statements with respect to:

•	the performance of the Registrant’s business and operations;

•	the Registrant’s expectations regarding revenues, expenses and anticipated cash needs;

•	the Registrant’s international activities and joint venture interests, including required regulatory approvals and licensing, anticipated costs and timing, and expected impact;

•

the intended expansion of the Registrant’s facilities, including construction and operation of Building 4 and the Greenhouse at Peace Naturals Project Inc. and receipt of approval from Health Canada to increase the maximum production limits and sales from the expanded facilities, and Cronos Israel, Cronos Australia and Indigenous Roots and the respective costs and timing associated therewith;

•	the expected growth in the number of patients using medical cannabis;

•	the expected growth in the Registrant’s growing and production capacities;

•	expectations with respect to future production costs;

•	the expected methods to be used by the Registrant to distribute cannabis;

•	the competitive conditions of the industry;

•

the legalization of cannabis for recreational use in Canada, including federal and provincial regulations pertaining thereto, and the related timing and impact thereof and the Registrant’s intentions to participate in such market, if and when it is legalized;

•

the legalization of the use of cannabis for medical and/or recreational use in jurisdictions outside of Canada and the related timing and impact thereof and the Registrant’s intentions to participate in such markets outside of Canada if and when such use is legalized;

•	laws and regulations and any amendments thereto applicable to the business and the impact thereof;

•	the competitive advantages and business strategies of the Registrant;

•	the grant, renewal and impact of any license or supplemental license to conduct activities with cannabis or any amendments thereof;

•	the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis;

•	the Registrant’s future product offerings; and

•	the anticipated future gross margins of the Registrant’s operations.

Certain of the Forward-Looking Statements contained in this Annual Report concerning the cannabis industry and the general expectations of the Registrant concerning the cannabis industry are based on estimates prepared by the Registrant using data from publicly available governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Registrant believes to be reasonable. However, although generally indicative of relative market positions, market shares and performance characteristics, such data is inherently imprecise. While the Registrant is not aware of any misstatement regarding any industry or government data presented herein or information presented in this Annual Report which is based on such data, the cannabis industry involves risks and uncertainties that are subject to change based on various factors, which factors are described further below.

With respect to the Forward-Looking Statements contained in this Annual Report, the Registrant has made assumptions regarding, among other things: (i) its ability to generate cash flow from operations and obtain necessary financing on acceptable terms; (ii) general economic, financial market, regulatory and political conditions in which the Registrant operates; (iii) the output from the Registrant’s operations; (iv) consumer interest in the Registrant’s products; (v) competition; (vi) anticipated and unanticipated costs; (vii) government regulation of the Registrant’s activities and products and in the areas of taxation and environmental protection; (viii) the timely receipt of any required regulatory approvals; (ix) the Registrant’s ability to obtain qualified staff, equipment and services in a timely and cost efficient manner; (x) the Registrant’s ability to conduct operations in a safe, efficient and effective manner; and (xi) the Registrant’s construction plans and timeframe for completion of such plans.

The above list of cautionary statements is not exhaustive. Known and unknown risks, many of which are beyond the control of the Registrant, could cause actual results to differ materially from the Forward-Looking Statements in this Annual Report. Such factors include, without limitation, those discussed under the heading “Risk Factors” in the Registrant’s Annual Information Form for the year ended December 31, 2017, included as Exhibit 99.1 to this Annual Report and those discussed under the heading “Risks and Uncertainties” in the Registrant’s management’s discussion and analysis for the year ended December 31, 2017, included as Exhibit 99.3 to this Annual Report. The purpose of Forward-Looking Statements is to provide the reader with a description of management’s expectations, and such Forward-Looking Statements may not be appropriate for any other purpose. You should not place undue reliance on Forward-Looking Statements contained in this Annual Report. Although the Registrant believes that the expectations reflected in such Forward-Looking Statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Forward-Looking Statements contained herein are made as of the date of this Annual Report and are based on the beliefs, estimates, expectations and opinions of management on the date such Forward-Looking Statements are made. The Registrant undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, estimates or opinions, future events or results or otherwise or to explain any material difference between subsequent actual events and such Forward-Looking Statements, except as required by applicable law. The Forward-Looking Statements contained in this Annual Report are expressly qualified in their entirety by this cautionary statement.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant prepares its financial statements, which are filed with this Annual Report in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and the audit is subject to applicable Canadian auditing and auditor independence standards and independence in accordance with the rules and regulations of the SEC and Public Company Accounting Oversight Board.

INCORPORATED DOCUMENTS

Annual Information Form

The Registrant’s Annual Information Form (“AIF”) is filed as Exhibit 99.1 to this Form 40-F.

Audited Annual Financial Statements

The Registrant’s consolidated financial statements and auditor’s report thereon are filed as Exhibit 99.2 to this Form 40-F.

Management’s Discussion and Analysis

The Registrant’s management’s discussion and analysis (“MD&A”) is filed as Exhibit 99.3 to this Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES

At the end of the period covered by this report, an evaluation was carried out under the supervision of and with the participation of the Registrant’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operation of the Registrant’s disclosure controls and procedures (as defined in Rule 13a – 15(e) and Rule 15d – 15(e) under the United States Securities Exchange Act, as amended (the “Exchange Act”)). Based on that evaluation the CEO and the CFO have concluded that as of the end of the period covered by this report, the Registrant’s disclosure controls and procedures were adequately designed and effective in ensuring that: (i) information required to be disclosed by the Registrant in reports that it files or submits to the Securities and Exchange Commission (the “SEC”) under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) information required to be disclosed in the Registrant’s reports filed under the Exchange Act is accumulated and communicated to management, including the CEO and CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

This Annual Report does not include an attestation report of the Registrant’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the year ended December 31, 2017 there were no changes to the Registrant’s internal controls over financial reporting that have materially affected or are reasonably likely to materially affect the Registrant’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

The Registrant was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended December 31, 2017.

AUDIT COMMITTEE FINANCIAL EXPERT

The board of directors of the Registrant has determined that Mr. James D. Rudyk, the chair of the Registrant’s audit committee, qualifies as an audit committee financial expert for purposes of paragraph (8) of General Instruction B to Form 40-F. The board of directors has further determined that Mr. James D. Rudyk is also independent, as that term is defined in the corporate governance requirements of the NASDAQ Global Market (“Nasdaq”). The SEC has indicated that the designation of Mr. James D. Rudyk as an audit committee financial expert does not make him an “expert” for any purpose, impose any duties, obligations or liabilities on him that are greater than those imposed on members of the audit committee and the board of directors who do not carry this designation or affect the duties, obligations or liabilities of any other member of the audit committee or the board of directors.

CODE OF ETHICS

The Registrant has adopted a written Code of Business Conduct and Ethics (the “Code”) that is applicable to all officers, directors, employees, subsidiaries and affiliates of the Registrant.

All departures from, all amendments to the Code, and all waivers of the Code with respect to any of the senior officers covered by it, which waiver may be made only by the board of directors of the Registrant in respect of senior officers, will be disclosed as required. The Code is located on the Registrant’s website at www.thecronosgroup.com.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The fees paid to the independent auditor are included under the heading “Audit Committee Information” in the AIF, which is filed as Exhibit 99.1 hereto and incorporated by reference herein.

OFF-BALANCE SHEET TRANSACTIONS

The Registrant does not have any off-balance sheet transactions that have or are reasonably likely to have a current or future effect on the Registrant’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As at December 31, 2017, the Registrant is contractually committed to the following:

(in Canadian dollars)	Within 1 year		Between 1 to 3 years	Between 3 to 5 years		After 5 years		Total
Long-Term Debt Obligations	$	Nil	$6,304,494	$	Nil	$	Nil	$6,304,494

(in Canadian dollars)	Within 1 year	Between 1 to 3 years	Between 3 to 5 years	After 5 years		Total
Capital (Finance) Lease Obligations	52,500	157,500	13,125		Nil	223,125
Operating Lease Obligations	189,372	536,896	186,312		Nil	912,580
Purchase Obligations	1,3831,542	Nil	Nil		Nil	13,831,542
Other Long-Term Liabilities	Nil	Nil	Nil		Nil	Nil

Total	$14,073,415	$6,998,890	$199,437	$	Nil	$21,271,741

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant’s board of directors has a separately designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The required disclosure is included under the headings “Audit Committee Information” in the AIF, which is filed as Exhibit 99.1 hereto and incorporated by reference herein.

CORPORATE GOVERNANCE

The Registrant’s common shares are listed on the TSX Venture Exchange (“TSX-V”) and the Nasdaq, but as a listed foreign private issuer, the Nasdaq does not require the Registrant to comply with all of its listing standards regarding corporate governance. Notwithstanding this exemption, the Registrant is in compliance in all material respects with the Nasdaq listing standards and the Registrant intends to continue to comply with such standards so as to ensure that there are no significant differences between its corporate governance practices and those practices required by the Nasdaq of other publicly listed companies.

UNDERTAKINGS

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Registrant has previously filed with the SEC a written irrevocable consent and power of attorney on Form F-X. Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the SEC by amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRONOS GROUP INC.

/s/ Michael Gorenstein
Name:	Michael Gorenstein
Title:	President and Chief Executive Officer

Date: April 30, 2018

EXHIBIT INDEX

The following documents are being filed with the SEC as exhibits to this Annual Report on Form 40-F.

Exhibits	Documents

99.1	Annual Information Form for the fiscal year ended December 31, 2017

99.2	Audited Consolidated Financial Statements for the years ended December 31, 2017 and 2016 and auditor’s report thereon

99.3	Management’s Discussion and Analysis for the year ended December 31, 2017

99.4	Certifications of Chief Executive Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934

99.5	Certifications of Chief Financial Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934

99.6	Certifications of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certifications of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of MNP LLP

101	Interactive Data File