Form 40-F
period 2018-12-31
Cronos Group Inc.
filed 2019-03-26
CIK 1656472

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2018

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

28 Liberty St.

New York, NY 10005

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

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 178,720,022.

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

☒  Yes            ☐  No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒  Yes            ☐  No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

FORWARD LOOKING STATEMENTS

This Annual Report on Form 40-F, including the exhibits hereto (collectively, the “Annual Report”), contains certain information that may constitute forward-looking information and forward-looking statements within the meaning of applicable securities laws (collectively, “Forward-Looking Statements”) which are based upon the Registrant’s current internal expectations, estimates, projections, assumptions and beliefs. All information contained herein that is not clearly historical in nature may constitute Forward-Looking Statements. In some cases, Forward-Looking Statements can be identified by the use of forward-looking terminology such as “expect”, “likely”, “may”, “will”, “should”, “intend”, “anticipate”, “potential”, “proposed”, “estimate” and other similar words, expressions and phrases, including negative and grammatical variations thereof, or statements that certain events or conditions “may” or “will” happen, or by discussions of strategy. Forward-Looking Statements include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance, or other statements that are not statements of historical fact. Forward-Looking Statements in this Annual Report include, but are not limited to, statements with respect to:

•	the performance of the Registrant’s business and operations;

•	expectations regarding revenues, expenses and anticipated cash needs;

•	expectations regarding cash flow, liquidity and sources of funding;

•	the Registrant’s international activities and joint venture interests, including required regulatory approvals and licensing, anticipated costs and timing, and expected impact;

•

the intended expansion of the Registrant’s facilities, the costs and timing associated therewith and the receipt of approval from Health Canada to increase the maximum production limits and sales from the expanded facilities;

•	the expected growth in the number of customers using the Registrant’s cannabis;

•	the expected growth in the Registrant’s growing, cultivation and production capacities;

•	expectations with respect to future production costs;

•	expectations with respect to future sales and distribution channels, including the ability to secure additional provincial listings;

•	the expected methods to be used by the Registrant to distribute and sell cannabis;

•	the competitive conditions of the industry;

•	expectations regarding the ongoing impact on the Registrant of the legalization of cannabis for adult-use in Canada and the Registrant’s ability to participate in such market;

•

the legalization of additional cannabis types and forms for adult-use in Canada, including federal, provincial, territorial and municipal regulations pertaining thereto, the related timing and impact thereof and the Registrant’s intentions to participate in such markets;

•

the legalization of the use of cannabis for medical or adult-use in jurisdictions outside of Canada, the related timing and impact thereof and the Registrant’s intentions to participate in such markets outside of Canada, if and when such use is legalized;

•	laws and regulations and any amendments thereto applicable to the business of the Registrant and the impact thereof;

•	the ability of the Registrant to execute on its strategy and the anticipated benefits of such strategy;

•	the competitive advantages and business strategies of the Registrant;

•	the grant, renewal and impact of any license or supplemental license to conduct activities with cannabis or any amendments thereof;

•	the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis;

•	the Registrant’s future product offerings;

•	the anticipated future gross margins of the Registrant’s operations;

•	expectations regarding capital expenditures;

•	accounting standards and estimates;

•	expectations regarding the resolution of litigation and legal proceedings;

•	expectations regarding the use of proceeds of equity financings, including the proceeds from the $2.4 billion investment in the Registrant (the “Altria Investment”) by Altria Group, Inc. (“Altria”);

•

expectations regarding the potential success of, and the costs and benefits associated with, the Registrant’s joint ventures and strategic alliances, including the Registrant’s strategic partnership with Ginkgo Bioworks, Inc.;

•	the anticipated benefits and impact of the Altria Investment; and

•	the potential exercise of the warrant issued to Altria in connection with the Altria Investment, including proceeds to the Registrant that may result therefrom.

Certain of the Forward-Looking Statements contained in this Annual Report concerning the cannabis industry are based on estimates prepared by the Registrant using data from publicly available governmental sources, market research, industry analysis and assumptions based on data and knowledge of this industry which the Registrant believes to be reasonable. However, although generally indicative of relative market positions, market shares and performance characteristics, such data is inherently imprecise. While the Registrant is not aware of any misstatement regarding any industry or government data or other information presented herein that is based on such data, the cannabis industry involves risks and uncertainties that are subject to change based on various factors, which factors are described further below.

The Forward-Looking Statements contained in this Annual Report are based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including (i) management’s perceptions of historical trends, current conditions and expected future developments; (ii) the Registrant’s ability to generate cash flow from operations and obtain necessary financing on acceptable terms; (iii) general economic, financial market, regulatory and political conditions in which the Registrant operates; (iv) the output from Peace Naturals Project Inc. (“Peace Naturals”), Original BC Ltd. (“OGBC”) and the Registrant’s joint ventures and strategic alliances; (v) consumer interest in the Registrant’s products; (vi) competition; (vii) anticipated and unanticipated costs; (viii) government regulation of the Registrant’s activities and products and in the areas of taxation and environmental protection; (ix) the timely receipt of any required regulatory authorizations, approvals, consents, permits and/or licenses; (x) the Registrant’s ability to obtain qualified staff, equipment and services in a timely and cost efficient manner; (xi) the Registrant’s ability to conduct operations in a safe, efficient and effective manner; (xii) the Registrant’s construction plans and timeframe for completion of such plans; and (xiii) other considerations that are believed to be appropriate in the circumstances, including that the foregoing factors, collectively, are not expected to have a material impact on the Registrant. While management of the Registrant considers these assumptions to be reasonable based on information currently available to management, there is no assurance that such expectations will prove to be correct.

By their nature, Forward-Looking Statements are subject to inherent risks and uncertainties that may be general or specific and which give rise to the possibility that expectations, forecasts, predictions, projections or conclusions will not prove to be accurate, that assumptions may not be correct and that objectives, strategic goals and priorities will not be achieved. A variety of factors, including known and unknown risks, many of which are beyond the Registrant’s control, could cause actual results to differ materially from the Forward-Looking Statements in this Annual Report. Such factors include, without limitation, the risk that cost savings and any other synergies from the Altria Investment may not be fully realized or may take longer to realize than expected; disruption from the Altria Investment making it more difficult to maintain relationships with customers, employees or suppliers; future levels of revenues; consumer demand for cannabis products; the Registrant’s ability to manage disruptions in credit markets or changes to its credit rating; future levels of capital, environmental or maintenance expenditures, general and administrative and other expenses; the success or timing of completion of ongoing or anticipated capital or maintenance projects; business strategies, growth opportunities and expected investment; the adequacy of the Registrant’s capital resources and liquidity, including but not limited to, availability of sufficient cash flow to execute the Registrant’s business plan (either within the expected timeframe or at all); the potential effects of judicial or other proceedings on the Registrant’s business, financial condition, results of operations and cash flows; continued or further volatility in and/or degradation of general economic, market, industry or business conditions; compliance with applicable environmental, economic, health and safety, energy and other policies and regulations; the anticipated effects of actions of third parties such as competitors, activist investors or federal (including U.S. federal), state, provincial, territorial or local regulatory authorities, self-regulatory organizations or plaintiffs in litigation; and the factors discussed under the heading “Risk Factors” in the Registrant’s Annual Report for the year ended December 31, 2018, included as Exhibit 99.1 to this Annual Report (“AIF”) and those discussed under the heading “Risks and Uncertainties” in the Registrant’s management’s discussion and analysis for the year ended December 31, 2018 (“MD&A”), included as Exhibit 99.3 to this Annual Report. Readers are cautioned to consider these and other factors, uncertainties and potential events carefully and not to put undue reliance on Forward-Looking Statements.

Forward-Looking Statements are provided for the purposes of assisting the reader in understanding our financial performance, financial position and cash flows as at and for periods ended on certain dates and to present information about management’s current expectations and plans relating to the future, and the reader is cautioned that the Forward-Looking Statements may not be appropriate for any other purpose. While the Registrant believes that the assumptions and expectations reflected in the Forward-Looking Statements are reasonable based on information currently available to management, there is no assurance that such assumptions and expectations will prove to have been correct. Forward-Looking Statements contained herein are made as of the date of this Annual Report and are based on the beliefs, estimates, expectations and opinions of management on the date such Forward-Looking Statements are made. The Registrant undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, estimates or opinions, future events or results or otherwise or to explain any material difference between subsequent actual events and such Forward-Looking Statements, except as required by applicable law. The Forward-Looking Statements contained in this Annual Report are expressly qualified in their entirety by this cautionary statement.

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

INCORPORATED DOCUMENTS

Annual Information Form

The Registrant’s AIF is filed as Exhibit 99.1 to this Form 40-F.

Audited Annual Financial Statements

The Registrant’s consolidated financial statements and auditor’s report thereon are filed as Exhibit 99.2 to this Form 40-F.

Management’s Discussion and Analysis

The Registrant’s MD&A is filed as Exhibit 99.3 to this Form 40-F.

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

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The report of management on the Registrant’s internal control over financial reporting is located under the heading “Disclosure Controls and Internal Controls Over Financial Reporting” in the Registrant’s MD&A, which is filed as Exhibit 99.3 to this Annual Report on Form 40-F, and is incorporated by reference herein.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

Under the Jumpstart Our Business Startups Act (“JOBS Act”), emerging growth companies (as defined in the JOBS Act) are exempt from Section 404(b) of the Sarbanes-Oxley Act, which generally requires an issuer to provide an independent auditor attestation of management’s assessment of the effectiveness of its internal control over financial reporting in its annual report. As of December 31, 2018, the Registrant had not been subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act for 12 months and, therefore, was not a large accelerated filer (as defined in Rule 12b-2 under the Exchange Act) as of such date. Consequently, the Registrant qualified as an emerging growth company as of December 31, 2018 and this Annual Report on Form 40-F does not include an attestation report of the Registrant’s independent auditor on the effectiveness of its internal control over financial reporting.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the year ended December 31, 2018, there were no changes to the Registrant’s internal controls over financial reporting that have materially affected or are reasonably likely to materially affect the Registrant’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

The Registrant was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended December 31, 2018.

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

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As at December 31, 2018, the Registrant is contractually committed to the following:

(in Canadian dollars)	Within 1 year	Between 1 to 3 years	Between 3 to 5 years	After 5 years	Total
Long-Term Debt Obligations	$—	$25,645,794	$—	$—	$25,645,794
Capital (Finance) Lease Obligations	72,223	107,133	26,378	—	205,734
Operating Lease Obligations	809,583	1,166,912	1,245,543	2,728,251	5,950,288
Purchase Obligations	11,812,586	18,233,834	81,852	—	30,128,271
Other Long-Term Liabilities	—	—	2,136,047	—	2,136,047

Total	$12,694,392	$45,153,673	$3,489,820	$2,728,251	$64,066,134

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant’s board of directors has a separately designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The required disclosure is included under the headings “Audit Committee Information” in the AIF, which is filed as Exhibit 99.1 hereto and incorporated by reference herein.

CORPORATE GOVERNANCE

The Registrant’s common shares are listed on the Toronto Stock Exchange (“TSX”) and the Nasdaq, but as a listed foreign private issuer, the Nasdaq does not require the Registrant to comply with all of its listing standards regarding corporate governance. A description of the significant ways in which the Registrant’s governance practices differ from those followed by domestic companies pursuant to Nasdaq standards can be found on the Registrant’s website at https://thecronosgroup.com. Information contained in or otherwise accessible through the Registrant’s website does not form part of this Form 40-F, and is not incorporated into this Form 40-F by reference.

INCORPORATION BY REFERENCE

This Annual Report is incorporated by reference into and as an exhibit to the Registrant’s Registration Statement under the Securities Act of 1933, as amended, on Form S-8 (File No. 333-226131).

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

CRONOS GROUP INC.

/s/ Michael Gorenstein
Name:	Michael Gorenstein
Title:	President and Chief Executive Officer

Date: March 26, 2019

EXHIBIT INDEX

The following documents are being filed with the SEC as exhibits to this Annual Report on Form 40-F.

Exhibits	Documents

99.1	Annual Information Form for the fiscal year ended December 31, 2018

99.2	Audited Consolidated Financial Statements for the years ended December 31, 2018 and 2017 and auditor’s report thereon

99.3	Management’s Discussion and Analysis for the year ended December 31, 2018

99.4	Certifications of Chief Executive Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934

99.5	Certifications of Chief Financial Officer pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934

99.6	Certifications of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certifications of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of KPMG LLP

101	Interactive Data File